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Filed Pursuant to Rule 433
Dated June 28, 2006
Registration Statement No. 333-121791

PROTECTIVE LIFE CORPORATION

$200,000,000 7.25% CAPITAL SECURITIES DUE 2066

Issuer:	Protective Life Corporation
Title of Securities:	7.25% Capital Securities due 2066
CUSIP / ISIN:	743674 40 0 / US7436744004
Aggregate Principal Amount Offered:	$200,000,000 (8 million capital securities)
Par:	$25 per capital security
Initial Public Offering Price:	$25 per capital security plus accrued interest, if any, from July 3, 2006
Trade Date:	June 28, 2006
Settlement Date (T+3):	July 3, 2006
Maturity Date:	June 30, 2066
Interest Rate:	7.25% per annum
Interest Payment Dates:	Quarterly in arrears on each March 31, June 30, September 30 and December 31, commencing on September 30, 2006, subject to the Issuer's right to defer and to certain provisions affecting payment of interest
Optional Redemption at Par:	First call date of June 30, 2011 and continuously thereafter
Redemption for Tax Event:	Prior to June 30, 2011 at par
Ratings (1):	Moody's: Baa2 (Stable)	Fitch: BBB+ (Stable)
	S&P: BBB (Stable)	A.M. Best: bbb+ (Stable)
Format:	SEC Registered
Listing (2):	New York Stock Exchange (NYSE Symbol: "PLPrD")
Net Proceeds to Issuer, Before Expenses:	$193,757,500
Sole Structuring Coordinator:	Goldman, Sachs & Co.
Joint Bookrunners:	Goldman, Sachs & Co.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Wachovia Capital Markets, LLC
Senior Co-Managers:	Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC
Underwriters (Tier I):	A.G. Edwards & Sons, Inc.; Banc of America Securities LLC; Barclays Capital Inc.; Bear, Stearns & Co., Inc.; Charles Schwab & Co., Inc.; Deutsche Bank Securities Inc.; FTN Financial Securities Corp.; H&R Block Financial Advisors, Inc.; Jefferies & Company, Inc.; J.P. Morgan Securities Inc.; KeyBanc Capital Markets, a Division of McDonald Investments Inc.; Morgan Keegan & Company, Inc.; Oppenheimer & Co. Inc.; Pershing LLC; Piper Jaffray & Co.; Raymond James & Associates, Inc.; RBC Dain Rauscher Inc.; Sterne, Agee & Leach, Inc.; Stifel, Nicolaus & Company, Incorporated; SunTrust Capital Markets, Inc.; Wells Fargo Securities, LLC
Underwriters (Tier II):	Ferris, Baker Watts, Incorporated; J.J.B. Hilliard, W.L. Lyons, Inc.; Janney Montgomery Scott LLC; Keefe, Bruyette & Woods, Inc.; Mesirow Financial, Inc.; Ryan Beck & Co.; Synovus Securities Inc.; William Blair & Company, L.L.C.

(1)
An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the capital securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2)
We have applied to list the capital securities on the New York Stock Exchange. Trading of the capital securities on the New York Stock Exchange is expected to commence within 30 days of the date of the initial delivery of the capital securities.

ADDITIONAL INFORMATION

        Under the subordinated indenture, we will be required to use commercially reasonable efforts to seek shareholder consent to increase the number of our authorized shares of common stock if, at any date, our shares available for issuance fall below the greater of: (i) 30 million shares (as adjusted for any stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), and (ii) 3 times the number of shares that we would need to issue to raise sufficient proceeds to pay (assuming a price per share equal to the average trading price of our shares over the ten-trading day period preceding such date) then outstanding deferred interest on the capital securities (including compounded interest thereon), plus twelve additional months of deferred interest (including compounded interest) on the capital securities.

        The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Goldman, Sachs & Co. toll-free 1-866-471-2526, (ii) Merrill Lynch & Co. toll-free 1-866-500-5408, (iii) Wachovia Securities toll-free 1-800-326-5897, (iv) Citigroup toll-free 1-877-858-5407, (v) Morgan Stanley toll-free 1-866-718-1649 or (vi) UBS Investment Bank toll-free 1-888-722-9555 (ext 1088).

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PROTECTIVE LIFE CORPORATION $200,000,000 7.25% CAPITAL SECURITIES DUE 2066
ADDITIONAL INFORMATION